UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2003

DEUTSCHE TELEKOM AG

(Translation of registrant's name into English)

Friedrich-Ebert-Allee 140
53113 Bonn
Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   X          Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                 No   X

This report on Form 6-K is hereby incorporated by reference into the registration statements on Form F-3, File Nos. 333-12096, 333-13550 and 333-84510, and into each respective prospectus that forms a part of those registration statements.

Defined Terms

The term "Report" refers to this Report on Form 6-K filed for the month of July 2003.

Deutsche Telekom AG is a corporation organized under the laws of the Federal Republic of Germany. As used in this Report, unless the context otherwise requires, the term "Deutsche Telekom" refers to Deutsche Telekom AG and the terms "we," "us" and "our" refer to Deutsche Telekom and, as applicable, Deutsche Telekom and its direct and indirect subsidiaries as a group.

Forward-Looking Statements

This Report contains forward-looking statements that reflect the current views of our management with respect to future events. Forward-looking statements generally are identified by the words "expects," "anticipates," "believes," "intends," "estimates," "aims," "plans," "will," "will continue," "seeks" and similar expressions. Forward-looking statements are based on current plans, estimates and projections, and therefore you should not place too much reliance on them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update any forward-looking statement in light of new information or future events, although we intend to continue to meet our ongoing disclosure obligations under the U.S. securities laws (such as our obligations to file annual reports on Form 20-F and reports on Form 6-K) and under other applicable laws. Forward-looking statements involve inherent risks and uncertainties, most of which are difficult to predict and are generally beyond our control. We caution you that a number of important factors could cause actual results or outcomes to differ materially from those expressed in, or implied by, the forward-looking statements. These factors include, among other factors: the development of demand for our telecommunications services, particularly for new, higher value service offerings; competitive forces, including pricing pressures, technological changes and alternative routing developments; regulatory actions and the outcome of disputes in which the company is involved or may become involved; the pace and cost of the rollout of new services, such as UMTS, which may be affected by the ability of suppliers to deliver equipment and other circumstances beyond our control; public concerns over health risks putatively associated with wireless frequency transmissions; risks associated with integrating our acquisitions; the development of asset values in Germany and elsewhere, the progress of our debt reduction program, including its degree of success in achieving desired levels of liquidity improvement and proceeds from disposals; the development of our cost control initiatives, including in the area of personnel reduction; risks and uncertainties relating to benefits anticipated from our international expansion, particularly in the United States; the progress of our domestic and international investments, joint ventures and alliances; our ability to gain or retain market share in the face of competition; our ability to secure the licenses needed to offer new services; the effects of price reduction measures and our customer acquisition and retention initiatives; the availability, term and deployment of capital, particularly in view of our debt refinancing needs, actions of the rating agencies and the impact of regulatory and competitive developments on our capital outlays; and changes in currency exchange rates and interest rates. If these or other risks and uncertainties (including those described in "Forward-Looking Statements," "Item 3. Key Information — Risk Factors" and "Item 5. Operating and Financial Review and Prospects — Factors Affecting Our Business" contained in our most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission) materialize, or if the assumptions underlying any of these statements prove incorrect, our actual results may be materially different from those expressed or implied by such statements.

Recent Developments

UK Mobile Regulatory Matters

On June 27, 2003, the High Court in the UK ruled that British regulators acted within the scope of their authority in proposing UK mobile telecommunications license modifications relating to reductions in call termination charges. This decision had its origins in a review conducted by the UK Office of Telecommunications ("Oftel"), the UK national regulatory authority, of charges for the termination of calls onto the networks of all mobile operators in the UK. Oftel concluded that charges for call termination should be reduced by 12% less than the change in the UK's Retail Prices Index (RPI) in each

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year for the period from April 2002 to March 2006. In November 2001, the UK mobile operators, including T-Mobile UK, rejected any proposed modifications to their respective licenses that would implement Oftel's conclusion. In January 2002, the matter was referred to the UK Competition Commission. Oftel published the Competition Commission's conclusions in January 2003 and its full report was published in February 2003. The Competition Commission concluded that charges for call termination to all four mobile operators in the UK, including T-Mobile UK, should be reduced by 15% no later than July 24, 2003. The Competition Commission's conclusions indicated that the charges for call termination to T-Mobile UK should then fall by RPI minus 14% during the period from July 2003 to March 2004, the year ending March 2005 and the year ending March 2006. The Competition Commission found that charges for call termination to Orange plc should be reduced by the same amounts as T-Mobile UK and that call termination to Vodafone UK Limited and mmO2 plc should be reduced by RPI minus 15% for the same periods. Proposed license modifications to implement these recommendations were the subject of an appeal to the High Court. As noted above, on June 27, 2003, the High Court ruled that British regulators acted within the scope of their authority in proposing such license modifications. Accordingly, the proposed reduction in call termination charges is expected to be implemented commencing July 25, 2003. T-Mobile UK does not intend to appeal the High Court's decision and we are in the process of assessing the implications for us of Oftel's proposed actions and the High Court's decision. We currently do not know whether the European Union or other European telecommunications regulators will seek to implement similar reductions in call termination charges.

German Fixed-Line Regulatory Matters

Switching Fees

On June 30, 2003, the German telecommunications regulator announced that Deutsche Telekom must, with effect from July 1, 2003, reduce from EUR 70.56 to EUR 56.60 the one-time basic fee charged to competitors when German fixed-line customers switch from using Deutsche Telekom to another carrier for certain telephone services (switching without installation or access work performed at the customer's point of access). The German telecommunications regulator also announced that the fee charged to competitors terminating use of the local loop must be reduced from EUR 34.94 to EUR 31.21 (from EUR 50.71 to EUR 47.09 if there is no concurrent switch to another carrier). As a result of these actions, we anticipate a possible decrease in market share and a possible slight decrease in revenues relating to these one-time switching fees. However, competitors that use our fixed-line network will still be required to pay to us monthly access fees. Although our request with respect to this new fee level was not approved in full, the German telecommunications regulator did not succumb to the demands of our competitors for more severe reductions.

Access Cost Contribution

As previously reported, commencing on April 25, 2003, we were required to implement local carrier selection alternatives for our customers (referred to as "call-by-call"). In addition, pre-selection of local call carriers by our customers commenced on July 9, 2003.

Notwithstanding the implementation of pre-selection of local carriers, the German telecommunications regulator, in order to cover initial capital investments in infrastructure facilities made by network operators, has required competitors that do not have their own network facilities to compensate the network operator on the basis of a fair cost sharing structure. On April 29, 2003, the German telecommunications regulator approved an access cost contribution (surcharge) of EUR 0.04 cents exclusively for local call origination. Certain lawsuits and two motions for a temporary injunction objecting to the implementation of the surcharge were filed by certain of our competitors. On June 27, 2003, the Cologne Administrative Court granted the temporary injunction and temporarily suspended the German telecommunications regulator's decision with respect to access cost contribution. The German telecommunications regulator has announced that it intends to file a complaint with the Appellate Administrative Court (OVG) opposing the injunction. Deutsche Telekom also intends to file a complaint with the OVG opposing the injunction. A further hearing in connection with the lawsuits has not yet been scheduled. The access cost contribution was to have been levied on each access minute on local calls from

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July 1, 2003 through November 30, 2003, at the end of which period a further decision was to have been taken on all interconnection tariffs, including the access surcharge. It is possible that we will still receive this surcharge on a retroactive basis in the event we prevail in the current legal proceedings.

We continue to expect that the full implementation of local carrier selection will result in a reduction of our local call market share and revenues.

Line Sharing

On July, 4, 2003, we filed an application with the German telecommunications regulator for prolongation of current tariffs for line sharing (that is, the use of a single access line for multiple purposes, including sharing access with competitors). Reacting to a complaint of one of our competitors with respect to an alleged price squeeze between line sharing and T-DSL tariffs, the European Commission (EC) approached Deutsche Telekom with a request for information in 2002. The EC requested extensive data on the tariffs for and costs of line sharing and T-DSL services. We cannot determine at this time whether the EC will open proceedings regarding our line sharing tariffs.

Securities and Corporate Law-Related Proceedings

As previously disclosed, in December 2000, T-Mobile International commenced proceedings against Elektrim S.A. alleging that Elektrim breached the terms of the Deed of Foundation of PTC by transferring all but one share in PTC to Elektrim Telekomunikacja Sp. z o.o., a limited company under Polish law in which Elektrim has a shareholding of 49% and Vivendi S.A. a shareholding of 51%. In particular, T-Mobile claims that (i) the transfer of shares required approval by the Supervisory Board of PTC, (ii) the shareholder agreement permitted only the transfer of a party's entire interest and (iii) the consent of the Polish Ministry of Telecommunications to the transfer was required but not obtained. This proceeding is currently pending. Consistent with our general objective of rationalizing our portfolio of minority shareholdings, we continue to review and pursue possibilities for increasing our shareholding in or otherwise enhancing our position in PTC. There can be no assurance that we will be able to resolve our differences with Elektrim and Vivendi amicably or that we will be able to increase our shareholdings or otherwise enhance our position in PTC.

Certain Contractual Obligations and Commitments

As previously disclosed, we are a partner in a consortium that has contracted with the Federal Republic of Germany to develop and operate, through a separate operating joint venture company (the "project company"), a toll collection system for the use by certain commercial vehicles of roadways in Germany. Pursuant to this arrangement, we have, along with our partners, Daimler Chrysler Services AG (another 45% owner of the project company) and Compagnie Financiere et Industrielle des Autoroute S.A. (a 10% owner of the project company), guaranteed, on a joint and several basis through the first year of approved operation of the toll collection system, the successful completion and operation of the toll collection system. In the event that the toll collection system does not become operational on schedule (August 31, 2003), the project company will not begin receiving revenues pursuant to this arrangement and may become subject to contractual penalties up to a maximum of EUR 500,000 per day during the period of delayed commencement of operations. Additionally, in the event the system does not operate effectively upon completion, or the project company does not meet certain project benchmarks by specified times prior to commencement of operation of the system, the amount of revenues to be received by the project company pursuant to this arrangement after the commencement of operations may be significantly reduced, and generally the project company may be subject to significant penalties as well (limited starting from the first nine months following the issuance of the preliminary operating certificate, to an aggregate of EUR 75 million per annum, then to EUR 150 million per annum until the issuance of the final operating certificate, and thereafter to EUR 100 million per annum, with these amounts pro rated for less than full year periods and increased by 3% per business year). Further, subsequent to the commencement of operation of the system, there are no restrictions on the ability of the Federal Republic to recover damages under the general law of contract and torts. We are also obligated, on a joint and several basis with our partners in the consortium, to continue to fund the losses of the project company, including losses as a result of penalties and damages, and to maintain certain levels of equity of the project company, through the term of this arrangement.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DEUTSCHE TELEKOM AG

By:    /s/ ppa. Rolf Ewenz-Sandten

Name: Rolf Ewenz-Sandten Title: Vice President

Date:    July 14, 2003

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